

TD Securities Automated Trading LLC
(formerly Headlands Tech Global Markets LLC)

Statement of Financial Condition

With Report of Independent Registered Public Account Firm

December 31, 2021

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SEC FILE NUMBER
8 - 68677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Securities Automated Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Vanderbilt Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rosenthal	212-827-6840	richard.rosenthal@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Richard Rosenthal___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___TD Securities Automated Trading LLC___, as of ___December 31___, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ___Richard Rosenthal___

Title: FINOP - Director of Financial & Regulatory Reporting

Notary Public   02/25/2022

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TD Securities Automated Trading LLC

Statement of Financial Condition

As of December 31, 2021

Contents



Ernst & Young LLP
1 Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of TD Securities Automated Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Securities Automated Trading, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

February 28, 2022

TD Securities Automated Trading LLC
Statement of Financial Condition
Year Ended December 31, 2021

Assets		
Cash	$	-
Securities owned, at fair value		584,436,642
Receivable from clearing broker, net		54,114,404
Interest receivable		6,440,141
Other assets		100,000
Total assets	$	645,091,187
Liabilities and member's capital		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	413,088,713
Payable to affiliates		5,253,970
Accrued expenses		3,378,580
Total liabilities		421,721,263
Member's capital		223,369,924
Total liabilities and member's capital	$	645,091,187

See accompanying notes to statement of financial condition

1. Organization and Nature of Operations

TD Securities Automated Trading LLC, ("TDSAT" or the "Company"), formerly Headlands Tech Global Markets, LLC (HTGM") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH", "Member", or "Parent"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company trades in municipal, corporate, and agency securities and operates in one segment. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On July 1st, 2021, TDH acquired HTGM from its former parent Headlands Tech Holdings, LLC, ("HTH" or "Former Member") and subsequently changed the name of the acquired entity to TD Automated Trading LLC. Prior to the acquisition, the Company made a capital distribution of $15 million to the Former Member.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company conducts trading activity in municipal and corporate bonds, and as a result holds inventory in certain financial instruments. In order to mitigate the risk of future price fluctuations in these securities, the Company also sells short certain corporate and U.S. Government agency bonds. The Company records these securities at fair value with changes in the fair market value of the securities owned and securities sold, not yet purchased included on the statement of operations. The fair value of the securities is based on the last reported valuation as calculated by the clearing broker using independent pricing vendors.

2. Significant Accounting Policies (continued)

Trading Revenues and Expenses

Securities and transactions are accounted for on the trade-date basis. Interest is accrued as earned or incurred. Clearing and execution fees are recorded as incurred.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income or loss becomes reportable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year and no adjustments were made to prior periods. Further, the Company does not believe any material tax positions exist and therefore will not be recorded within the next 12 months. To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations.

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

2. Significant Accounting Policies (continued)

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

Payables to Affiliates

Payables to affiliates consist primarily of amounts due tax transfer pricing agreements and a technology licensing agreement See note 7 for additional information on related-party transactions

2. Significant Accounting Policies (continued)

Receivable from Clearing Broker

The Company, pursuant to a customary agreement, conducts business with one clearing broker, Pershing, LLC, for its trading activities. Receivable from clearing broker includes trades pending settlement as well as cash and margin balances held at the clearing broker. The Company's margin balances are collateralized by the Company's securities and cash balances held at the clearing broker, subject to collateral maintenance requirements. The Company's activity with its clearing broker is subject to a master netting agreement. In the event the clearing broker is unable to fulfill obligations, the Company would be subject to credit risk. At December 31, 2021, the receivable from clearing broker, net, primarily relates to margin balances, cash collateral and unsettled trades.

3. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Municipal securities	$ -	$ 537,684,945	$ -	$ 537,684,945
Government securities	-	10,351,453	-	10,351,453
Corporate securities	-	36,400,244	-	36,400,244
Total	$ -	$ 584,436,642	$ -	$ 584,436,642
Liabilities				
Securities sold, not yet purchased:				
Corporate securities	$ -	$ 322,335,873	$ -	$ 322,335,873
Agency securities	-	90,663,279	-	90,663,279
Municipal securities	-	89,561	-	89,561
	$ -	$ 413,088,713	$ -	$ 413,088,713

3. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased (continued

All other assets and liabilities of the Company are considered Level 2, and are carried at cost, which approximated fair value. For the year ended December 31, 2021, the Company held no financial instruments classified within Level 1 or Level 3. All fixed income securities are classified as Level 2 in the fair value hierarchy.

4. Related-Party Transactions

Affiliates of the Company, both as TDSAT and as HTGM, provided support services to the Company under Service Level Agreements ("SLA's") that define the services to be provided to/by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. These services cover a wide variety of operational and administrative functions, including Operations, Risk Management, Finance, Legal, Human Resources and other support functions. For the year ended December 31, 2021, the Company paid $11.7 million to affiliates for these services, which is included in the various related expense categories in the Statement of Income.

The Company also pays a technology license fee to use the proprietary trading software that is owned by TDH and used by the Company for its trading activities. For the year ended December 31, 2021, the Company paid $7.3 million to TDH for this license.

5. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Company would incur if various financial instruments failed to perform pursuant to the terms of their obligations to the Company.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions at a reasonable price in times of low trading volume, high volatility or financial stress.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Prepayment Risk

Certain bonds allow for prepayment of principal without penalty. Bonds subject to prepayment risk generally offer less potential for gains when interest rates decline, and may offer a greater potential for loss when interest rates rise. In addition, with bonds, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. As a result, the timing and amount of revenue recognized relating to these securities may vary based upon actual maturity.

6. Significant Risk Factors (continued)

Political Risk

The Company is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's business.

Legal and Regulatory Risk

The financial services industry faces legal and regulatory risks. The Company is subject to claims and lawsuits brought against the Company in the ordinary course of business. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties and other results adverse to us.

7. Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842) which supersedes the leasing guidance in ASC 840, *Leases*. Under ASU 2016-02, lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2020 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. This standard is not applicable to the Company.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. The Company adopted ASU 2016-13

7. Recent Accounting Pronouncements (continued)

as of January 1, 2020 using a modified retrospective approach and determined that it did not have a material effect on the Company's results of operations or financial condition.

On December 18, 2019 the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is expected to reduce the cost and complexity related to accounting for income taxes. ASU 2019-12 is effective for public entities for fiscal years beginning after December 15, 2020, with early adoption permitted. The guidance in ASU 2019-12 provides for several amendments to provisions within ASC 740; one of the amendments specifically clarifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to the separate financial statements issued by legal entities that are both not subject to tax and disregarded by the taxing authority (for example, a single-member limited liability company). This new accounting policy election must be applied on an entity-by-entity basis. As of December 31, 2021, the Company has made this election and, as a result, has included no tax provisions in its financial statements.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $144.1 million and required net capital of $576,000. At December 31, 2021, the Company's percentage of aggregate indebtedness to net capital was 5.97%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

In addition, the Company has available a subordinated revolving line of credit for $250 million from TDH that can be drawn upon at any time to add additional regulatory capital. At December 31, 2021, zero was drawn from that line of credit.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2021, the Company was in compliance with all such requirements.

9. Current Events

The World Health Organization declared outbreak of the coronavirus (COVID-19) pandemic in the first quarter of 2020 has resulted in economic uncertainties which could negatively impact the Company's financial condition. The pandemic continued in fiscal year 2021, including the above mentioned economic uncertainties. The Company has determined that there was no material impact as a result of the pandemic and the responses of various governments .

10. Subsequent Events

In January, 2022 the Company received a capital contribution from TDS of $700 million, increasing its equity and 15c3-1 net capital by a comparable amount. In addition, the Company changed its status from being a disregarded entity for tax purposes to being a separately taxable company. This will result in the Company doing separate tax accruals for its own financial statements for the 2022 fiscal year and forward.

No other subsequent events or transactions have occurred through the date the financial statements were available to be issued that would have materially affected the financial statements as presented herein.